UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NVIDIA Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67066G104

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 67066G104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Jen-Hsun Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP * (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	5	SOLE VOTING POWER 11,767,322 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 11,767,322 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,767,322 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON * IN

(1) Includes 8,055,922 shares held by The Jen-Hsun Huang and Lori Huang Living Trust dated May 1, 1995 and 1,002,400 shares held by J. and L. Huang Investments, L.P. Also includes 2,709,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2003.

*SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 67066G104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Jen-Hsun Huang and Lori Huang, as Trustees of the Jen-Hsun and Lori Huang Living Trust dated May 1, 1995
2	CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP * (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	5	SOLE VOTING POWER 8,055,922
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 8,055,922
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,055,922
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON * OO

*SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 67066G104	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) J. and L. Huang Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP * (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	5	SOLE VOTING POWER 1,002,400
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,002,400
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.

(a) Name of Issuer

 NVIDIA Corporation

(b) Address of Issuer’s Principal Executive Offices

     2701 San Tomas Expressway
Santa Clara, CA 95050
Item 2.

(a) Name of Person Filing:

        Jen-Hsun Huang
 Jen-Hsun Huang and Lori Huang, as Trustees of The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995 ("Trust")
J. and L. Huang Investments, L.P. ("Huang Investments")

(b) Address of Principal Business Office or, if none, Residence

2701 San Tomas Expressway
Santa Clara, CA 95050

(c) Citizenship

Jen-Hsun Huang    USA
Trust        California
Huang Investments    California

(d) Title of Class of Securities:    Common Stock

(e) CUSIP Number:    67066G104

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Jen-Hsun Huang    11,767,322*
Trust        8,055,922
Huang Investments    1,002,400

(b) Percent of Class:

Jen-Hsun Huang    7.1%
Trust        4.9%
Huang Investments    0.6%

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(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Jen-Hsun Huang     11,767,322*
Trust       8,055,922
Huang Investments    1,002,400

(ii) Shared power to vote or to direct the vote:

Jen-Hsun Huang       0
Trust            0
Huang Investments      0

(iii) Sole power to dispose or to direct the disposition of:

Jen-Hsun Huang  11,767,322*
Trust     8,055,922
Huang Investments   1,002,400

(iv) Shared power to dispose or to direct the disposition of:

Jen-Hsun Huang         0
Trust      0
Huang Investments               0

*    Includes 8,055,922 shares held by The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995 and 1,002,400 shares held by J. and L. Huang Investments, L.P. Also includes 2,709,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2003.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of a Group

Not Applicable

Item 10. Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2004

Date

/s/ JEN-HSUN HUANG

Signature

Jen-Hsun Huang

JEN-HSUN HUANG AND LORI HUANG, AS TRUSTEES OF THE JEN-HSUN AND LORI HUANG LIVING TRUST DATED MAY 1, 1995

/s/ JEN-HSUN HUANG

Jen-Hsun Huang, Trustee

/s/ LORI HUANG

Lori Huang, Trustee

J. AND L. HUANG INVESTMENTS, L.P.

/s/ JEN-HSUN HUANG

Jen-Hsun Huang, General Partner

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